joinbloomy Additional notes for our the community round:

- The minimum investment amount is $100.

- You do not need to be an accredited investor to participate.

- At this time, this is simply a reservation to invest. You will have a chance to confirm funds and final amounts before they are drawn in a few weeks.

- If we are oversubscribed by the time you are reading this, it's not too late to participate.

- We are going to do our best to accommodate everyone who wants to participate, but ultimately allocations may shift if we are over-subscribed.

Full Legal Disclosure:
https://help.wefunder.com/en_US/testing-the-waters-legal-